Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF THE CERTIFICATE OF INCORPORATION
OF FIRST ALBANY COMPANIES INC.
Under Section 805 of the New York Business Corporation Law
FIRST: The name of the Corporation is First Albany Companies Inc.
SECOND: The Certificate of Incorporation of the Corporation was filed by the Department of State on November 4, 1985.
THIRD: The amendment effected by this certificate of amendment is as follows: Paragraph FOURTH of the Certificate of Incorporation is amended to increase the number of shares authorized from 50,000,000 shares to 100,000,000 shares of Common Stock, par value $0.01 per share, and to increase the number of shares authorized from 500,000 shares to 1,500,000 shares of Preferred Stock, par value $1.00 per share. To effect to the foregoing amendment Paragraph FOURTH hereby amended to read in its entirety as follows:
“FOURTH, the aggregate number of shares which the Corporation shall have authority to issue is 100,000,000 shares of Common Stock, par value $0.01 per share, and 1,500,000 shares of Preferred Stock, par value $1.00 per share.”
FOURTH: The amendment effected by this certificate of amendment is as follows: The certificate of amendment is hereby further amended by adding a Paragraph NINTH to the Certificate of Incorporation pertaining to director liability as follows:
“NINTH, To the fullest extent now or hereafter permitted by law, no director of the corporation shall be personally liable to the corporation or its shareholders for damages for any breach of duty in such capacity.”
FIFTH: The foregoing amendments to the Certificate of Incorporation were authorized by resolution of the Board of Directors followed by an affirmative vote of the holders of a majority of the outstanding shares of common stock of the Corporation entitled to vote thereon at a meeting of shareholders.

By:	/s/ Peter McNierney
Name: Peter McNierney Title: President and Chief Executive Officer

By:	/s/ Patricia Arciero-Craig
Name: Patricia Arciero-Craig Title: Assistant Secretary